Form N-SAR
Item 77 I
Terms of New or Amended Securities
BHR Institutional Funds


BHR Institutional Funds (the "Trust") has issued additional classes of shares, representing interests in the Ark Midcap
Value Fund, Ark Concentrated Growth Fund, and Ark Large Cap
Core Fund. The Company has also classified Class I and
Class II shares, representing interests in the ClariVest
International Equity Fund and ClariVest SMid Cap Growth
Fund. Each share of the classes of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set for the Trust's
Declaration of Trust.